Exhibit (g)(1)(ii)

APPENDIX B
to
CUSTODY AGREEMENT

The following open-end management investment companies (“Funds”) are hereby made parties to the Custody Agreement dated April 28, 2022, with UMB Bank, n.a. (“Custodian”) and Spinnaker ETF Series, and agree to be bound by all the terms and conditions contained in said Agreement:
1.	Genter Capital Taxable Quality Intermediate ETF
2.	Genter Capital Municipal Quality Intermediate ETF
3.	Obra Opportunistic Structured Products ETF
4.	Obra High Grade Structured Products ETF
5.	Trajan Wealth Income Opportunities ETF
6.	UVA Unconstrained Medium-Term Fixed Income ETF

SPINNAKER ETF SERIES

By: /s/ Katherine M. Honey
Katherine M. Honey, President

UMB BANK, n.a.

By: /s/ Amy Small
Amy Small, Executive VP